UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Santiago, Chile. January 16, 2014.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports that it received a letter from the Santiago Stock Exchange (Bolsa de Comercio de Santiago Bolsa de Valores S.A.) on January 15, 2014, notifying SQM that on Wednesday, January 15, 2014, the series B shares issued by SQM registered transactions at the price of Ch$14,919 each, marking a 7.35% rise with respect to the price of yesterday, Tuesday, January 14, which was Ch$13,897 per share. The Santiago Stock Exchange requested that SQM inform the market as soon as possible of any special circumstances, or relevant facts or events, that could explain said significant variation. SQM responded on such same January 15, 2014, that it was not aware of any concrete circumstances, facts or events that could explain the referred price variation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: January 16, 2014	By:	/s/ Ricardo Ramos
Chief Financial Officer & Business Development SVP

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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